SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 12th, 2015

DATE, TIME AND PLACE: March 12th, 2015, at 2:00 pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Messrs. Piergiorgio Peluso and Mario Di Mauro. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) Report on the activities carried out by the Compensation Committee; (2) Report on the activities carried out by the Statutory Audit Committee; (3) Report on the activities carried out by the Control and Risks Committee; (4) To assess the proposed compensation for the Company’s Administrators, members of the Committees and of the Fiscal Council, and to resolve submission to the Shareholders’ Meeting of the Company; (5) To resolve on the proposal for the extension of the Cooperation and Support Agreement, to be entered by Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other side, with the Company as an intervening party, and its submission to the Company’s Shareholders’ Meeting; and (6) To resolve on the convening notice of the Company’s Annual and Extraordinary Shareholders’ Meeting.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, the Board Members, by unanimous decision of all those present and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge the activities carried out by the Compensation Committee at its meeting held on March 11th, 2015, in accordance with the report presented by Mr. Manoel Horacio da Silva, chairman of the Compensation Committee;

(2) To acknowledge the activities carried out by the Statutory Audit Committee at its meeting held on March 11th, 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee;

(3) To acknowledge the activities carried out by the Control and Risks Committee at its meeting held on March 11th, 2015, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(4) Opined favorably to the compensation proposal for the Company’s Administrators, members of the Committees and of the Fiscal Council, for the year of 2015, and approved its submission to the Company’s Annual Shareholders Meeting to be convened, based on the recommendation of the Compensation Committee and in accordance with the material presented, which is filed at the Company’s head office;

(5) Approved the proposal for the extension of the Cooperation and Support Agreement, to be entered by Telecom Italia SpA, on one side, and TIM Celular SA ("TCEL") and Intelig Telecomunicações Ltda. ("Intelig"), on the other side, with the Company as intervening party, and its submission to the Shareholders’ Annual Meeting, based on the favorable opinion of the Statutory Audit Committee and in accordance with the material, which is filed at the Company’s head office; and

(6) Approved the convening notice of the Annual and Extraordinary Shareholders’ Meeting of the Company to be held on April 14th 2015, to deliberate on the following agenda: At the Annual Shareholders’ Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2014; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2014 and distribution of dividends by the Company;  (3) To resolve on the composition of the Company’s Board of Directors and to elect its effective members; (4) To resolve on the composition of the Fiscal Council of the Company and to elect its effective and alternate members; and (5) To resolve on the proposed compensation for the Company’s Administrators and the members of the Fiscal Council of the Company, for the year of 2015; At the Extraordinary Shareholders’ Meeting: (1) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered by and among Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other, with the Company as intervening party.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 12th, 2015.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 12, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.